SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
June 18, 2009
VIA EDGAR TRANSMISSION
Mr. Tom Kluck, Legal Branch Chief
Division of Corporation Finance
Mail Stop 3010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”)
Form 10-K for the fiscal year ended December 31, 2008
Filed March 10, 2009
File No. 001-13003

Silverleaf Resorts, Inc.
Application for Qualification of Indenture on Form T-3
Filed May 14, 2009
File No. 022-28892
Dear Mr. Kluck:
          In response to your comment letter dated June 17, 2009, the Registrant has responded to each of your comments below. To assist with your review we have restated each of your comments followed by the Registrant’s response.
COMMISSION STAFF’S COMMENT:
Form 10-K for the year ended December 31, 2008
Item 9A Controls and Procedures, page 57
1.	We note your response to our prior comment of June 9, 2009 and your analysis for the reasons why you omitted the Item 308T(a)(3) disclosures from your Form 10-K along with your statement that the omission will not change management’s conclusion regarding the effectiveness of your disclosure controls and procedures as

Mr. Tom Kluck
June 18, 2009

of December 31, 2008. We also note that your 10-K amendment filed on June 15, 2009 states that, “Based on [y]our evaluation as of December 31, 2008...[y]our disclosure controls and procedures were effective as of December 31, 2008.” It is unclear how you have reached this conclusion in your Form 10-K amendment, in light of the omission of the Item 308T(a)(3) disclosures. Please revise your 10-K disclosure to provide management’s current assessment of the effectiveness of your disclosure controls and procedures at December 31, 2008, in light of the omission. Please also explain what actions the company or management has taken to resolve the problem. If you continue to believe that the disclosure controls and procedures were effective as of December 31, 2008, please provide us a more detailed explanation/analysis as to how you reached this conclusion.
RESPONSE:
          After consideration of the staff’s above referenced comment, we propose to further amend Item 9A(T) in Registrant’s 2008 Form 10-K in the manner you suggest. Specifically, we propose to add the following language to Item 9A(T):
Subsequent to the filing of this report on Form 10-K on March 10, 2009, our management learned that certain disclosures required by Item 308T(a)(3) of Regulation S-K were inadvertently omitted from this report. We first became subject to Item 308T(a)(3) for the reporting period ended December 31, 2008 because we became classified as a non-accelerated filer for that period. The omitted disclosures were included by an amendment to this report dated June 15, 2009; however, based upon the omission of these Item 308T disclosures, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008 to ensure that the information required by Item 308T was properly included in our Form 10-K. In light of this omission, our management has commenced a review under the direction of our Audit Committee to enhance our disclosure controls and procedures related to identification, analysis, and communication to management, including our Chief Executive Officer and our Chief Financial Officer, of all new or amended disclosure rules which become specifically applicable to us during a reporting period. We will also increase our periodic testing related to these enhanced controls and procedures.
To assist you in your further review of our response to your comment, our proposed changes to Item 9A(T) are also shown on Exhibit A to this letter, in both standard format and red-lined format. If you feel that our response fully addresses your comment, we will promptly file a second amendment to our Form 10-K reflecting these changes. Upon receipt of notification that you have no further comments concerning our Form 10-K, we will request acceleration in writing of the effective date of our pending Form T-3.

Mr. Tom Kluck
June 18, 2009

          In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
          Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours, Silverleaf Resorts, Inc.
By:	/s/ ROBERT M. SINNOTT
	Name:	Robert M. Sinnott
	Title:	Chief Financial Officer

cc:	Stacie D. Gorman, via facsimile transmission (703) 813-6984
Mr. Joe Conner, Chief Operating Officer
Mr. Richard Budd, Silverleaf Audit Committee Chair

Mr. Tom Kluck
June 18, 2009

Exhibit A
ITEM 9A(T). CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management on a timely basis to allow decisions regarding required disclosure. Based upon our evaluation as of December 31, 2008, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Subsequent to the filing of this report on Form 10-K on March 10, 2009, our management learned that certain disclosures required by Item 308T(a)(3) of Regulation S-K were inadvertently omitted from this report. We first became subject to Item 308T(a)(3) for the reporting period ended December 31, 2008 because we became classified as a non-accelerated filer for that period. The omitted disclosures were included by an amendment to this report dated June 15, 2009; however, based upon the omission of these Item 308T(a)(3) disclosures, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008 to ensure that the information required by Item 308T(a)(3) was properly included in our Form 10-K. In light of this omission, our management has commenced a review under the direction of our Audit Committee to enhance our disclosure controls and procedures related to identification, analysis, and communication to management, including to our Chief Executive Officer and our Chief Financial Officer, of all new or amended disclosure rules which become specifically applicable to us during a reporting period. We will also increase our periodic testing related to these enhanced controls and procedures.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as criteria established in Item 307 and 308T of Regulation S-K.
Our internal control over financial reporting includes policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to

Mr. Tom Kluck
June 18, 2009

risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.
Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management’s assessment were reviewed with the Audit Committee of our Board of Directors.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
During the fourth quarter of 2008, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Mr. Tom Kluck
June 18, 2009

ITEM 9A(T). CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management on a timely basis to allow decisions regarding required disclosure. Based upon our evaluation as of December 31, 2008, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Subsequent to the filing of this report on Form 10-K on March 10, 2009, our management learned that certain disclosures required by Item 308T(a)(3) of Regulation S-K were inadvertently omitted from this report. We first became subject to Item 308T(a)(3) for the reporting period ended December 31, 2008 because we became classified as a non-accelerated filer for that period. The omitted disclosures were included by an amendment to this report dated June 15, 2009; however, based upon the omission of these Item 308T(a)(3) disclosures, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008 to ensure that the information required by Item 308T(a)(3) was properly included in our Form 10-K. In light of this omission, our management has commenced a review under the direction of our Audit Committee to enhance our disclosure controls and procedures related to identification, analysis, and communication to management, including to our Chief Executive Officer and our Chief Financial Officer, of all new or amended disclosure rules which become specifically applicable to us during a reporting period. We will also increase our periodic testing related to these enhanced controls and procedures.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as criteria established in Item 307 and 308T of Regulation S-K.
Our internal control over financial reporting includes policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.

Based on the assessment, our management has concluded that our internal control over financial reporting was

Mr. Tom Kluck
June 18, 2009

effective as of December 31, 2008 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management’s assessment were reviewed with the Audit Committee of our Board of Directors.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
During the fourth quarter of 2008, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.